Exhibit 3.10

State of Delaware Secretary of State Division of Corporations Delivered 12:13 PM 01/26/2006 FILED 12:13 PM 01/26/2006 SRV 060076929 — 4100309 FILE
CERTIFICATE OF INCORPORATION
OF
SPIRIT AEROSYSTEMS INTERNATIONAL HOLDINGS, INC.
          1. The name of the corporation is Spirit AeroSystems International Holdings, Inc. (the “Corporation”).
          2. The address of the Corporation’s registered office in Delaware is 2711 Centerville Road, Suite 400, Wilmington (New Castle County), Delaware 19808. Corporation Service Company is the Corporation’s registered agent at that address.
          3. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.
          4. The Corporation shall have authority to issue a total of 10,000 shares of common stock, par value $.01 per share.
          5. The name of the sole incorporator is William R Wood, II, and his mailing address is c/o Foulston Siefkin LLP, 1551 North Waterfront Parkway, Suite 100, Wichita, Kansas 67206.
          6. The Corporation’s Board of Directors shall have the power to make, alter or repeal the by-laws of the Corporation.
          7. The election of the Corporation’s Board of Directors need not be by written ballot.
          8. The Corporation shall indemnify to the fullest extent permitted by §145 of the General Corporation Law of Delaware, as amended from time to time, each person who is or was a director or officer of the Corporation and the heirs, executors and administrators of such directors and officers; and the Corporation may, in its sole discretion, indemnify such other persons that such Section grants the Corporation the power to indemnify.
          9. No director shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director for any act or omission occurring subsequent to the date when this provision becomes effective, except that he may be liable (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under §174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

          10. Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under §291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under §279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation. as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders of this Corporation, as the case may be, and also on this Corporation.
          11. The Corporation elects not to be governed by §203 of the Delaware General Corporation Code.
Dated: January 26, 2006

/s/ William R. Wood, II
William R. Wood, II
Sole Incorporator